UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Amendment No. 17

                              Thermodynetics, Inc.
                                (Name of Issuer)

        Common Stock                                              883622
(Title of Class of Securities)                                (CUSIP Number)

                                 John F. Ferraro
                               (Reporting Person)

                             Kenneth B. Lerman, P.C.
               651 Day Hill Road, Windsor, Connecticut 06095-0040
                            Telephone (860) 285-0700
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 12, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]. (See Rule 13d-7.)

                         (Continued on following pages)
                                   Page 1 of 5

CUSIP No. 883622                Schedule 13D                         Page 2 of 5


________________________________________________________________________________
1.   Name of reporting person:


                                John F. Ferraro
________________________________________________________________________________
2.   Check the appropriate box if a member of a group.
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   Source of funds:

        AF - Personal Funds of Reporting Person's personal pension plan.

________________________________________________________________________________
5.   Check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                                   [_]


________________________________________________________________________________
6.   Citizenship or place of organization:

                                 United States
________________________________________________________________________________
               7.   Sole voting power:

  NUMBER OF         2,201,559

   SHARES      _________________________________________________________________
               8.   Shared voting power:
BENEFICIALLY
                    1,523,541
  OWNED BY
               _________________________________________________________________
    EACH       9.   Sole dispositive power:

  REPORTING         2,201,559

   PERSON      _________________________________________________________________
               10.  Shared dispositive power:
    WITH
                    1,523,541

________________________________________________________________________________
11.  Aggregate amount beneficially owned by each reporting person:

                                   3,725,100
________________________________________________________________________________
12.  Check box if the aggregate amount in row (11) excludes certain shares:

                                                                      [_]

________________________________________________________________________________
13.  Percent of class represented by amount in row (11):

     twenty-five and nine-tenths of one percent (25.9%)

________________________________________________________________________________
14.  Type of reporting person:

     IN

________________________________________________________________________________

CUSIP No. 883622                Schedule 13D                         Page 3 of 5


Item 1.   Security and Issuer

          Issuer:               Thermodynetics, Inc. (the "Company")
          Executive Office:     651 Day Hill Road
                                Windsor, Connecticut 06095

          Securities:           Common Stock, $.01 par value

Item 2.   Identity and Background

          Name:          a)   John F. Ferraro (the "Reporting Person")

          Address:       b)   Thermodynetics, Inc.
                              651 Day Hill Road
                              Windsor, CT  06095

          Occupation:    c)   Chairman, Chief Executive Officer and Secretary of
                              the Company.

          Convictions:   d)   None

          Proceedings:   e)   None

          Citizenship:   f)   Citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          AF-Personal funds of personal pension plan in the amount of $17,600 to exercise options to purchase 320,000 shares reported herein.

Item 4.   Purpose of Transaction

          The shares were purchased for investment purposes. The Reporting Person has no intention or desire to gain control of the Company for purposes of liquidation, sale of assets, acquisition or merger.

          The Reporting Person's personal pension plan has confirmed the same intentions.

Item 5.   Interest in Securities of the Issuer

          (a) *3,725,100* shares are beneficially owned by Reporting Person as of the date hereof, which equals twenty-nine and nine-tenths of one percent (29.9%) beneficial ownership.

          The above includes the beneficial ownership of one-half (1/2) of *166,121* shares of the Company which are held by Pioneer Partners Corp. Reporting Person is an officer and director and 50% share owner of Pioneer Partners Corp. and thus has a 50% beneficial interest in such shares; a second director of the Company has the second 50% interest in such shares. The above includes *166,803* shares now owned by Reporting Person's spouse. The above includes *37,120* shares held in trust for Reporting Person under the Company's 401(k) Plan. The above excludes from beneficial ownership a total of *634,803* shares held for all participating employees in trust by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan.

          Mr. Ferraro contributed certain of his shares of Company stock in accordance with the guidelines to the John F. Ferraro Defined Benefit Pension Plan and Trust which was established in 1984; the aggregate holdings of outstanding shares of Company stock actually issued which are now owned by that pension plan equals 1,050,000 shares; Mr. Ferraro, as trustee of the Plan, has full voting authority over that pension plan's shares;

CUSIP No. 883622                Schedule 13D                         Page 4 of 5


          thus that pension plan's shares have been included Mr. Ferraro's above aggregate beneficial ownership calculation.

          (b) Reporting Person's personal pension plan has the sole power to vote or sell the 320,000 shares beneficially owned.

          (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

          Transaction                   No. Shares          Date            Purchase Price
          -----------                   ----------          ----            --------------
          Exercise of Stock Option      320,000        January 12, 1999    $0.055 per share
           by Pension Plan

          (d) No other person except Reporting Person's personal pension plan has the right or power to receive proceeds or other benefits from a disposition of the 320,000 shares.

          (e) Date Reporting Person ceased 5% beneficial ownership:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Relationships  with  Issuer.   Reporting  Person  is  an  officer  and
          director, and a greater than ten percent beneficial shareholder of the Issuer.

          Disclaimer of Group. Because Reporting Person has his own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually includes his spouse, the John F. Ferraro Defined Benefit Pension Plan and Trust, or Mr. Robert A. Lerman. Mr. Lerman also is an officer, director and a greater than ten percent beneficial shareholder of the Issuer. Reporting Person disclaims any beneficial ownership in his spouse's shares and/or the shares of the John F. Ferraro Defined Benefit Pension Plan and Trust, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares. Reporting Person disclaims any beneficial ownership in the second director's 50% interest in the 166,121 shares of the Company owned by Pioneer Partners Corp. and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.   Exhibits

          None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    January 19, 1999
--------------------------------------------------------
(Date)

                  /s/ John F. Ferraro
--------------------------------------------------------
(Signature)


John F. Ferraro, Chairman, Secretary, CEO and a Director
--------------------------------------------------------
(Name/Title)

CUSIP No. 883622                    Schedule 13D                     Page 5 of 5

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).